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SEC FILE NUMBER
000-33197

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☑ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Halo Technology Holdings, Inc.

Full Name of Registrant

Former Name if Applicable

200 Railroad Avenue

Address of Principal Executive Office (Street and Number)
Greenwich, Connecticut 06830

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is unable to file its Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2007 (the “Form 10-QSB”) by the May 15, 2007 deadline. Due to recent and pending transactions, as well as changes in financial reporting personnel, the Company needs additional time to complete the presentation of its financial information to be included in the Form 10-QSB.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ernest Mysogland	(203)	422-2950
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant anticipates that there will be a significant change in the results of operations for the fiscal quarter ended March 31, 2007 compared with the fiscal quarter ended March 31, 2006 primarily due to the Registrant’s sale of its Gupta subsidiary. The Registrant estimates that its consolidated results of operations will show the following:

	Quarter Ended	Quarter Ended
	March 31, 2007	March 31, 2006
Revenues (1)	$3,940,380	$2,942,278
Net Income (Loss) Attributable to Common Stockholders (2)	$(4,008,116)	$(2,256,858)
     (1) Revenues for the fiscal quarter ended March 31, 2006 does not include the results of discontinued operations. For the fiscal quarter ended March 31, 2006, the Registrant had reported Revenues of $8,207,542 in its Quarterly Report on Form 10-QSB/A for such period filed October 11, 2006. As will be discussed in the Form 10-QSB, as a result of the plan to sell the Company’s Empagio subsidiary, certain reclassifications have been made to the March 31, 2006 financial statements to conform to the current presentation. Empagio’s results of operations will be shown as income (loss) from discontinued operations on the Consolidated Statements of Operations.
     (2) The loss for the quarter ended March 31, 2007 includes approximately $3.6 million of loss from the disposition of Gupta recorded in such quarter.
Halo Technology Holdings, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2007	By	/s/ Ernest Mysogland

		Name:	Ernest Mysogland
		Title	Executive Vice President